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August 1, 2013

VIA EDGAR Anu Dubey Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	John Hancock Collateral Investment Trust
File No. 811-22303

Dear Ms. Dubey:

We received oral comments from you on June 14, 2013 with respect to Amendment No. 5 to the registration statement on Form N-1A filed by John Hancock Collateral Investment Trust (the "Fund") on April 29, 2013 (the "Registration Statement") pursuant to the requirements of Rule 8b-16 under the Investment Company Act of 1940, as amended (the "1940 Act"). We have considered your comments to the Registration Statement and, on behalf of the Fund, our responses to these comments are set forth below.

These changes will be reflected in Amendment No. 6 to the Registration Statement ("Amendment No. 6"), which the Fund intends to file following your consideration of the below responses. We note that this process for responding to your comments is consistent with our telephone conversation on June 27, 2013.

For ease of reference, we have summarized your comments below followed by our responses.

Anu Dubey

August 1, 2013

Comments and Responses

1. Item 9(a) states that the Fund's investment objective is not a fundamental policy and may be changed without shareholder approval. If the Fund changes its investment objective would the Fund give notice of the change to shareholders and how far in advance would the Fund give that notice? Please add disclosure regarding this to the Registration Statement.

The Fund's general policy with respect to changes to the Fund's investment policies that are approved by the Fund's Board of Trustees (including the Fund's investment objective) is to have such changes become effective upon notice to shareholders. Accordingly, the Fund does not believe that any revisions to the Registration Statement are necessary in this regard.

2. In Item 9(c) – "Risks" – please revise the disclosure to eliminate references and risks relating to Rule 2a-7 and "money market funds" since the Fund is not a Rule 2a-7 money market fund.

In Amendment No. 6, the Fund will make the requested changes and add disclosure describing the Fund's investment policies and related risks without making reference to the comparability of such investment policies and related risks to those applicable to Rule 2a-7 money market funds; provided, however, that the Fund intends to continue to state in the Registration Statement that it is "not a money market fund within the meaning of Rule 2a-7 under the 1940 Act and does NOT seek to maintain a stable $1.00 share price." The Fund believes that this disclosure is a material fact that must be stated in the Registration Statement.

3. In Item 11(a) – "Pricing of Fund Shares" – it states in the second paragraph: "The value of such securities used in computing the NAV of the Fund's shares are generally determined as of such times and are generally transmitted to the Fund prior to 4:00 p.m. Eastern Time." Please delete the "generally" that precedes "transmitted."

The Fund will make the requested change in Amendment No. 6.

Anu Dubey

August 1, 2013

4. In Item 11(b) – "Purchase of Fund Shares" – it states: "Shares of the Fund are issued after the acceptance of purchase orders by the Fund or its agent . . ." Please change "acceptance" to "receipt."

The Fund respectfully does not intend to make the requested change in Amendment No. 6. The Fund believes that Rule 22c-1 under the 1940 Act does not prohibit it from retaining the discretion to reject a purchase order.

5. In Item 16(c) – "Fund Policies – Fundamental Investment Restrictions" – please revise the Fund's fundamental concentration policy in sub-item (iv) to remove the Fund's freedom of action to concentrate in "instruments issued by U.S. banks, including foreign branches of U.S. banks if the Adviser has determined that the U.S. bank unconditionally is responsible for the payment obligations of the foreign branch." We believe that the views of the staff (the "Staff") of the Securities and Exchange Commission ("SEC") with respect to the statement of investment policies of money market funds relating to industry concentration as published by the SEC in 1940 Act Release No. 9011 (Oct. 30, 1975) ("Release 9011") are applicable only to funds relying on Rule 2a-7 under the 1940 Act.

Release 9011 states that "the [S]taff is of the view that [money market] funds may declare an investment policy on industry concentration reserving freedom of action to concentrate their investments in government securities, as defined in the [1940 Act], and certain bank instruments issued by domestic banks provided that, with respect to the latter, additional disclosure is made concerning the type and nature of the various instruments in which the registrant intends to invest and the criteria used by the registrant in evaluating and selecting such investments." The Fund respectfully disagrees with the Staff's view that only funds relying on Rule 2a-7 under the 1940 Act can rely on this statement of the Staff's views with respect to money market funds' statement of investment policies relating to industry concentration.

Although the Fund does not rely on Rule 2a-7 or hold itself out as a "money market fund," Release 9011 was issued prior to the adoption of Rule 2a-7 in 1983 and even prior to the SEC's issuance of various exemptive orders that formed the predicate for Rule 2a-7.1 In Release 9011, the Staff characterized a "money market fund" as "an investment company whose investment policies call for investment of its assets in short-term money market instruments such as commercial paper, various bank instruments, U.S. Treasury bills and securities issued or guaranteed by the U.S. Government or its agencies and instrumentalities." The Fund's investment policies have since its inception in 2009 met this description and the Fund believes that the Staff's original policy rationale for permitting a certain class of registered investment companies to reserve freedom of action with respect to concentration in banks is equally applicable to the Fund. The Fund therefore believes that its statement of investment policy with respect to concentration in banks is consistent with the Staff's views set forth in Release 9011 and does not raise the policy concerns under Section 8(b)(1) of the 1940 Act that may be applicable to investment companies engaging in an investment strategy that is fundamentally different from that of the Fund or a fund relying on Rule 2a-7.

______________________

1	See Valuation of Debt Instruments and Computation of Current Price Per Share by Certain Open-End Investment Companies (Money Market Funds), 1940 Act. Rel. No. 13380 (Jul. 18, 1983); Valuation of Debt Instruments and Computation of Current Price per Share by Certain Open-End Investment Companies (Money Market Funds), 1940 Act Rel. No. 12206 (Feb. 5, 1982).

Anu Dubey

August 1, 2013

6. In Item 16(c) – "Fund Policies – Fundamental Investment Restrictions" – please revise the Fund's fundamental policy regarding commodities investments in sub-item (vi) to state that the Fund may not "purchase, sell or retain mineral leases, commodities or commodity contracts . . ." (requested revision underlined). Additionally, this policy states that the Fund will not conduct these activities "in the ordinary course of its business." Please describe in the registration statement circumstances where the Fund would purchase, sell or retain mineral leases, commodities or commodity contracts outside of the ordinary course of its business. Alternatively, if the Fund would not conduct these activities outside of the ordinary course of its business, please delete "in the ordinary course of its business" at the end of this statement of investment policy.

The Fund intends to clarify in the narrative following the recitation of its fundamental and non-fundamental investment restrictions (i) that it interprets this fundamental policy to include "selling" and (ii) the limited circumstances in which it might purchase, sell or retain mineral leases, commodities or commodity contracts outside of the ordinary course of its business.

Anu Dubey

August 1, 2013

7. Please state in the registration statement that any of the Fund's investments in companies excluded from the definition of "investment company" by virtue of Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (collectively, "private funds") would be considered illiquid securities.

The Fund respectfully does not intend to make the requested change in Amendment No. 6. The Fund could determine that the securities of certain companies excluded from the definition of "investment company" by virtue of Section 3(c)(1) or Section 3(c)(7) of the 1940 Act are "liquid," such as "liquidity funds" with a policy and history of providing liquidity within seven days, or other private funds that could be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued the investment.

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Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4814 or Ken Burdon at (617) 573-4836.

Sincerely,

/s/Thomas A. DeCapo

Thomas A. DeCapo